SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended September 30, 1997 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

February 17, 1998


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1997

ASSETS

                                             EUA                          EUA          EUA          EUA          EUA      EUA
                                            Cogenex                      Cogenex       Nova         Day        Day I&II   NEM
                                            Consolidated  Elimination   (Division)   (Division)   (Division)   (Division) Inc.
Utility Plant and Other Investments:
   Utility plant in service                 $              $            $           $            $            $            $
   Less accumulated provision for
    depreciation and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                        95,839,412                42,913,285   1,227,452    2,102,837  1,150,027   8,493,365
   Less accumulated provision for depreciation 38,542,448                20,929,732     843,869      853,976    386,409   3,394,441
   Net non-utility property                    57,296,964                21,983,553     383,583    1,248,861    763,619   5,098,924
   Investments in subsidiaries (at equity)        (73,197)  48,461,972   48,388,776
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                            35,827,218                29,247,550
   Leases receivable                           16,165,978                10,852,098
   Other                                       16,629,768                11,021,297    (186,000)                            133,348
   Total Utility Plant and Other Investments  125,846,732   48,461,972  121,493,273     197,583    1,248,861    763,619   5,232,272
Current Assets:
   Cash and temporary cash investments         10,399,536                 5,833,524     (99,777)     120,255                539,987
   Notes receivable                            16,804,017   18,631,429   31,236,029      81,291    1,119,980
   Leases receivable                            2,079,344                 1,052,010
   Accounts receivable - Net:
       Customers                               18,491,827                 7,704,085   1,191,150    1,522,978                625,928
       Accrued unbilled revenue                   802,089                   802,089
       Others                                   5,527,953       23,493    5,694,817       3,660       29,240               (327,875)
   Accounts receivable - associated companies       5,674    6,104,222    5,433,175     323,371      230,860
      Materials and supplies (at average)

     Plant materials and operating supplies     1,707,727                    63,569     901,096      250,358    423,767
   Other current assets                           814,410    2,009,502    2,690,098      35,571       43,702
       Total Current Assets                    56,632,576   26,768,645   60,509,395   2,436,362    3,317,372    423,767     838,040
Deferred Debits:
   Unamortized debt expense                       445,006                   445,006
   Unrecovered regulatory plant costs
   Other deferred debits                        3,884,533                 2,260,906     130,613                           1,189,820
       Total Deferred Debits                    4,329,539                 2,705,912     130,613                           1,189,820
   Total Assets                              $186,808,846  $75,230,618 $184,708,581  $2,764,557   $4,566,233 $1,187,385  $7,260,132

         The accompanying notes are an integral part of the financial statements.



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
September 30, 1997
ASSETS (CONTINUED)
                                           EUA        EUA          EUA       EUA        EUA     EUA       EUA         EUA
                                         Cogenex    Citizens     Highland    MUPA    WestCoast  FRC II    EC&S I     EC&S II
                                          Canada   Corporation  Corporation (Part.)   (Part.)  (Part.)   (Part.)    (Part.)

Utility Plant and Other Investments:
 Utility plant in service                  $          $            $       $          $        $           $           $
 Less accumulated provision for
  depreciation and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                                   4,238,452    2,000,522          2,596,864   77,490  12,258,350  18,780,768
 Less accumulated provision for depreciation              402,828      533,016          1,931,851   77,490   2,220,529   6,968,307
 Net non-utility property                               3,835,624    1,467,506            665,014           10,037,821  11,812,461
 Investments in subsidiaries (at equity)
 Excess of carrying values of investments
 in subsidiaries
 Notes receivable                            5,863,044                 716,624
 Leases receivable                                                   2,050,313                                 473,396   2,790,171
 Other                                                     40,013    5,406,229             67,284               63,219      84,377
 Total Utility Plant and Other Investments   5,863,044  3,875,637    9,640,672            732,298           10,574,435  14,687,009
Current Assets:
 Cash and temporary cash investments           546,774    (26,152)     505,096   1,059    598,357  263,270     867,184   1,249,959
 Notes receivable                            1,074,996               1,669,205            253,946
 Leases receivable                                                     355,803                                 155,418     516,114
 Accounts receivable - Net:
     Customers                                  17,009  2,297,956    1,676,031  23,750     76,627  676,829   1,047,291   1,632,195
     Accrued unbilled revenue
     Others                                     24,303    (56,797)      36,817             42,000                          105,280
 Accounts receivable - associated companies                55,164       67,326
    Materials and supplies (at average)

   Plant materials and operating supplies                               68,938
 Other current assets                           11,714      4,704       38,123
     Total Current Assets                    1,674,796  2,274,876    4,417,338  24,808    970,929  940,098   2,069,893   3,503,548
Deferred Debits:
 Unamortized debt expense
 Unrecovered regulatory plant costs
 Other deferred debits                         139,025    106,858       57,310
     Total Deferred Debits                     139,025    106,858       57,310
 Total Assets                               $7,676,865 $6,257,371  $14,115,320 $24,808 $1,703,227 $940,098 $12,644,328 $18,190,557

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
September 30, 1997



LIABILITIES
                                          EUA                      EUA         EUA        EUA         EUA        EUA
                                        Cogenex                  Cogenex       Nova       Day      Day I&II      NEM
                                      Consolidated Elimination Corporation  (Division) (Division)  (Division)    Inc.
Capitalization:
 Common equity                        $47,270,350 $16,089,977 $47,645,351 ($1,022,637) $1,350,862  ($614,524) $10,728,214
 Non-redeemable pref. stock of sub.
 Redeemable preferred stock of
   subsidiaries - net                          75
 Preferred stock redemption cost
 Partnerships' capital                             31,579,453
 Long-term debt - net                 $84,900,000              84,900,000
   Total Capitalization               132,170,425  47,669,430 132,545,351  (1,022,637) 1,350,862   (614,524)  10,728,214
Current Liabilities:
 Preferred stock sinking fund requir.
 Long-term debt due within one year     6,700,000               6,700,000
 Notes payable                         37,184,046  19,148,528  34,070,000     982,150  1,672,073  1,784,776       50,000
 Accounts payable                       5,191,388      27,849   2,776,783     318,167    658,745
 Accounts payable - associated comp.      521,147   6,104,222   1,156,447     803,583    270,031                 115,710
 Customer deposits                        265,239                              (6,500)
 Taxes accrued                            783,502                  50,874      53,438     28,365
 Interest accrued                         393,230   2,009,502     393,230   1,390,694    355,537     17,133
 Dividends declared
 Other current liabilities              4,144,593               3,300,456       4,692        709
   Total Current Liabilities           55,183,145  27,290,101  48,447,789   3,546,225  2,985,460  1,801,910      165,710
Deferred Credits:
 Unamortized investment credit
 Other deferred credits                 3,072,601     271,088   2,703,874     240,970    229,911                 185,163
   Total Deferred Credits               3,072,601     271,088   2,703,874     240,970    229,911                 185,163
Accumulated deferred taxes             (3,617,324)              1,011,567                                     (3,818,955)
Commitments and contingencies
  Total Liabilities and Capital.     $186,808,846 $75,230,618 $184,708,581 $2,764,557 $4,566,233 $1,187,385   $7,260,132

         ( ) Denotes Contra

         The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
September 30, 1997
LIABILITIES (CONTINUED)

                                         EUA          EUA          EUA       EUA        EUA        EUA       EUA         EUA
                                       Cogenex      Citizens     Highland    MUPA     WestCoast    FRC II    EC&S I     EC&S II
                                        Canada      Corp.        Corpor.    (Part.)   (Part.)     (Part.)   (Part.)    (Part.)

Capitalization:
 Common equity                          $860,355      $98,584   $4,314,122
 Non-redeemable pref. stock of sub.
 Redeemable preferred stock of
   subsidiaries - net                                      75
 Preferred stock redemption cost
 Partnerships' capital                                                       24,808   1,311,092  939,951  11,974,151  17,329,450
 Long-term debt - net
   Total Capitalization                  860,355       98,659    4,314,122   24,808   1,311,092  939,951  11,974,151  17,329,450
Current Liabilities:
 Preferred stock sinking fund requir.
 Long-term debt due within one year
 Notes payable                         3,113,458    5,456,000    8,687,018                                   517,099
 Accounts payable                        483,867      113,897      509,743                8,777      147      80,390     268,721
 Accounts payable - associated comp.   2,591,231      419,386    1,268,981
 Customer deposits                                                                                                       271,739
 Taxes accrued                           627,954          607       22,263
 Interest accrued                                      98,954      147,183
 Dividends declared
 Other current liabilities                             40,963       11,081              383,358               72,689     330,646
   Total Current Liabilities           6,816,510    6,129,807   10,646,270              392,135      147     670,177     871,107
Deferred Credits:
 Unamortized investment credit
 Other deferred credits                                13,248      (19,478)                                             (10,000)
   Total Deferred Credits                              13,248      (19,478)                                             (10,000)
Accumulated deferred taxes                             15,657     (825,594)
Commitments and contingencies
  Total Liabilities and Capital.      $7,676,865   $6,257,371  $14,115,320  $24,808  $1,703,227 $940,098 $12,644,328 $18,190,557

         ( ) Denotes Contra

         The accompanying notes are an integral part of the financial statements.





EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


                                                 EUA                        EUA        EUA          EUA       EUA         EUA
                                               Cogenex                    Cogenex      Nova         Day      Day I & II   NEM
                                             Consolidated  Elimination  Corpor.      (Division)  (Division) (Division)    Inc.
Operating Revenues                           $46,019,378               $18,833,947   $3,956,179 $4,654,257  $118,239  $2,750,197
Operating Expenses:
   Operation                                  37,077,594      135,000   16,864,709    5,018,657  4,079,034   554,103      39,655
   Maintenance                                 1,072,454                   561,351       15,093                           18,416
   Depreciation and amortization               7,040,971                 3,156,324       92,376     47,226   128,901     535,890
   Taxes - Other than income                     513,954                   141,080      132,350    153,873    28,468         132
         - Income (credit)                    (3,068,080)               (3,832,893)                                      523,417
         - Deferred                            1,043,853                   824,928                                       218,925
      Total Operating Expenses                43,680,746      135,000   17,715,499    5,258,476  4,280,133   711,472   1,336,434
         Operating Income                      2,338,632     (135,000)   1,118,448   (1,302,296)   374,124  (593,233)  1,413,762
Other Income and Deductions:
   Interest and dividend income                5,716,402      985,060    5,703,655        6,298
   Equity in earnings of jointly-
     owned companies                            (110,631)   2,852,744    2,742,113
   Allowance for other funds used during
     construction
   Other (deductions) income - net              (519,598)     135,000     (540,486)     203,789                           (9,268)
     Total Other Income                        5,086,173    3,972,804    7,905,282      210,087                           (9,268)
       Income (Loss) Before Interest Charges   7,424,805    3,837,804    9,023,730   (1,092,210)   374,124  (593,233)  1,404,495
Interest Charges:
 Interest on long-term debt                    6,875,753      116,657    6,875,754
 Amortization of debt expense and prem.          113,396                   113,396
 Other interest expense (principall
   short-term notes)                           1,099,764      675,305      931,127       39,317     70,200    21,292
 Allowance for borrowed funds used during
   construction - (credit)                      (413,382)     193,097      (87,944)
     Total Interest Charges                    7,675,532      985,060    7,832,333       39,317     70,200    21,292
       Net Income (Loss) before pref. return    (250,727)   2,852,744    1,191,396   (1,131,527)   303,925  (614,524)  1,404,495
Preferred Return Requirement
         Net (Loss) Income                     ($250,727)  $2,852,744   $1,191,396  ($1,131,527)  $303,925 ($614,524) $1,404,495

         The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                EUA         EUA           EUA      EUA       EUA       EUA      EUA        EUA
                                              Cogenex      Citizens     Highland   MUPA    WestCoast  FRC II   EC&S I     EC&S II
                                               Canada    Corporation  Corporation (Part.)   (Part.)   (Part.)  (Part.)    (Part.)

Operating Revenues                          $2,000,191  $3,389,505 $4,782,206              $373,848   $7,400 $2,144,627 $3,008,783
 Operating Expenses:
    Operation                                 1,814,526   2,847,788  4,761,450    847,717    51,991    6,019    542,082   (215,138)
    Maintenance                                                 225      4,350         82    27,631    2,384     84,036    358,887
    Depreciation and amortization                   (29)    271,644    467,948              271,007             535,380  1,534,305
    Taxes - Other than income                                 9,892     48,160
          - Income (credit)                     353,769      49,899   (162,272)
          - Deferred
       Total Operating Expenses               2,168,266   3,179,448  5,119,636    847,799   350,629    8,403  1,161,499  1,678,054
          Operating Income                     (168,075)    210,058   (337,430)  (847,799)   23,219   (1,002)   983,128  1,330,729
 Other Income and Deductions:
    Interest and dividend income                761,928       4,555    224,168               (2,951)                         3,811
    Equity in earnings of jointly-
      owned companies
    Allowance for other funds used during
      construction
    Other (deductions) income - net                 (38)        (54)     2,733              (39,403)               (936)      (936)
      Total Other Income                        761,890       4,501    226,901              (42,354)               (936)     2,875
        Income (Loss) Before Interest Charges   593,815     214,558   (110,530)  (847,799)  (19,135)  (1,002)   982,192  1,333,604
 Interest Charges:
  Interest on long-term debt                                                       12,035     6,476              23,880     74,266
  Amortization of debt expense and prem.
  Other interest expense (principall
    short-term notes)                           127,119     219,604    366,412
  Allowance for borrowed funds used during
    construction - (credit)                                 (76,279)   (56,062)
      Total Interest Charges                    127,119     143,324    310,350     12,035     6,476              23,880     74,266
        Net Income (Loss) before pref. return   466,696      71,234   (420,880)  (859,834)  (25,611)  (1,002)   958,312  1,259,338
 Preferred Return Requirement
          Net (Loss) Income                    $466,696     $71,234  ($420,880) ($859,834) ($25,611) ($1,002)  $958,312 $1,259,338

         The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


                                                 EUA                        EUA          EUA          EUA          EUA         EUA
                                               Cogenex                    Cogenex        Nova         Day      Day I & II      NEM
                                             Consolidated  Elimination  Corporation   (Division)   (Division)   (Division)     Inc
CASH FLOW FROM OPERATING ACTIVITIES:
 Net Income (Loss)                              ($250,727) $2,852,744   $1,191,396  ($1,131,527)   $303,925  ($614,524) $1,404,495
 Adjustments to Reconcile Net Income (Loss)
 to Net Cash Provided by Operating Activities:
 Depreciation and amortization                  7,655,717                3,375,709       97,362      52,265    386,409     598,386
 Deferred taxes                                 1,070,336                  851,411                                         218,925
 Gains on sales of investments in energy sav.
    projects paid for with notes & leases rec. (1,415,534)                (878,827)
 Non - cash costs of energy saving proj. sales 12,952,851                7,509,664
 Pension liability                               (272,238)                (193,823)     (78,415)
 Amortization of deferred revenues               (161,512)                  24,617                                        (181,737)
 Collect. & sales of proj. notes & leases rec. 12,281,673               11,151,208
 Undistributed Equity earnings of sub.                     (2,309,422)  (2,309,422)
 Other - net                                      550,673                 (549,248)    (246,290)    136,201                118,467
Net Changes to Working Capital:
 Accounts receivable                            1,393,549   2,108,167   (1,215,720)     349,142    (117,079)               105,581
 Materials and supplies                             5,279                               438,545     332,414   (423,767)
 Accounts payable                                 808,521     615,640       95,320      169,491     196,558                107,348
 Accrued taxes                                    332,933                   36,667       (1,878)     18,590
 Accrued interest                              (2,089,293)    376,700   (2,089,292)      39,071      74,358     17,133
 Other - net                                      827,910  (7,967,439)  (1,321,610)     (37,081)    (13,457)
 Net Cash Provided from (Used in) Oper. Act.   33,690,139  (4,323,610)  15,678,051     (401,579)    983,774   (634,749)  2,371,465
CASH FLOW FROM INVESTING ACTIVITIES:
 Expenditures for invest. in energy proj.     (29,434,059)             (15,026,239)     (75,995)     25,369 (1,150,027)       (106)
 Collections on notes and leases rec.           7,684,679                7,516,873       16,667       6,484
  Investments in subsidiaries
  Net Cash Provided from (Used in) Inv. Act.  (21,749,380)              (7,509,366)     (59,329)     31,853 (1,150,027)       (106)
CASH FLOW FROM FINANCING ACTIVITIES:
 Redemption:
       Long-term debt                         (20,900,000)             (20,900,000)
       Premium on reacquisition & fin. exp.
       Dividends declared                                  (1,450,000)                                                  (1,450,000)
    Capital contribution - EUA
    Partner's contribution(withdrawal)                                  1,868,828
   Net increase (decrease) in short-term debt  14,696,546   3,051,522   16,147,000      226,500     (95,000) 1,784,776    (290,000)
   Net Cash Provided from (Used in) Fin. Act.  (6,203,454)  1,601,522   (2,884,172)     226,500     (95,000) 1,784,776  (1,740,000)
NET (DECREASE) INCREASE IN CASH                 5,737,304  (2,722,088)   5,284,513     (234,408)    920,627         (1)    631,359
Cash and temp. cash invest. at begin. of yr.    4,662,227                1,543,211      141,129     293,539                568,629
Cash and temp. cash invest. at end of yr.     $10,399,531 ($2,722,088)  $6,827,724     ($93,279) $1,214,166        ($1) $1,199,988
Cash paid during the year for:
    Interest (net of amounts capitalized)     $28,373,428              $28,330,928                   $4,158
    Income Taxes                                 $504,382                  $71,089                                        $387,456
Conversion of invest. in energy savings
       proj. to notes and leases receivable    $4,652,658               $2,372,136
( ) Denotes contra

         The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                              EUA           EUA          EUA        EUA
                                            Cogenex       Citizens     Highland     MUPA
                                             Canada         Corp.      Corp.       (Part.)

CASH FLOW FROM OP. ACTIVITIES:
 Net Income (Loss)
 Adj. to Reconcile Net Inc.(Loss)            $466,696      $71,234    ($420,880)   ($859,834)
 to Net Cash Provided by Op. Act.:
 Depreciation and amortization
 Deferred taxes                                18,701      271,336      467,948
 Gains on sales of inv. in en. sav.
  proj. paid for with notes & leases rec.       (42,242)                 (369,910)
 Non-cash costs of en. saving proj. sales     1,202,371      679,865    1,970,154
 Pension liability
 Amortization of deferred revenues              (14,769)      10,377
 Coll. & sales of proj. notes&leases rec.                                 684,220
 Undistributed Equity earnings of sub.
 Other - net                                    240,868      (55,952)    (309,919)     894,637
Net Changes to Working Capital:
 Accounts receivable                            (19,372)  (1,287,361)   4,028,461      286,034
 Materials and supplies                                                   (29,148)    (312,765)
 Accounts payable                               376,200       74,620       46,590
 Accrued taxes                                  291,594       (2,743)      (9,297)
 Accrued interest                                             98,954      147,183
 Other - net                                        (82)     (27,569)     (49,323)    (780,725)
 Net Cash Prov. from (Used in) Oper. Act.     2,519,966     (167,240)   6,156,078     (772,652)
CASH FLOW FROM INVESTING ACTIVITIES:
 Expenditures for invest. in energy proj.    (1,559,778)  (2,016,360)  (7,313,615)
 Collections on notes and leases rec.           121,638
  Investments in subsidiaries
  Net Cash Provided from (Used in) Inv. Act. (1,438,141)  (2,016,360)  (7,313,615)
CASH FLOW FROM FINANCING ACTIVITIES:
 Redemption:
       Long-term debt
       Premium on reac. & fin. exp.
       Dividends declared
    Capital contribution - EUA
    Partner's contribution(withdrawal)                                                 100,497
   Net increase (decrease) in st debt          (557,657)   1,994,718    1,533,809
   Net Cash Prov. from (Used in) Fin. Act.     (557,657)   1,994,718    1,533,809      100,497
NET (DECREASE) INCREASE IN CASH                 524,168     (188,882)     376,273     (672,155)
Cash and temp. cash invest. at beg. of yr.       50,242      162,730      169,458          487
Cash and temp. cash invest. at end of yr.      $574,410     ($26,152)    $545,731    ($671,668)
Cash paid during the year for:
    Interest (net of amounts capitalized)                    $38,342
    Income Taxes                                             $15,616      $30,221
Conversion of invest. in energy savings
       proj. to notes and leases rec.          $185,959                $1,688,944
( ) Denotes contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997





                                                EUA            EUA       EUA        EUA
                                              WestCoast       FRC II    EC&S I     EC&S II
                                               (Part.)       (Part.)   (Part.)    (Part.)


CASH FLOW FROM OP. ACTIVITIES:
 Net Income (Loss)                            ($25,611)     ($1,002)   $958,312  $1,259,338
 Adj. to Reconcile Net Inc.(Loss)
 to Net Cash Provided by Op. Act.:
 Depreciation and amortization                 301,730                  539,204   1,546,667
 Deferred taxes
 Gains on sales of inv. in en. sav.
  proj. paid for with notes & leases rec.                               (97,956)    (26,599)
 Non-cash costs of en. saving proj. sales                                         1,590,796
 Pension liability
 Amortization of deferred revenues
 Coll. & sales of proj. notes&leases rec.                               105,407     340,838
 Undistributed Equity earnings of sub.
 Other - net                                 1,072,441                   36,043    (786,575)
Net Changes to Working Capital:
 Accounts receivable                           249,393      154,670    (132,966)  1,100,933
 Materials and supplies
 Accounts payable                                8,777          147      80,390     268,721
 Accrued taxes
 Accrued interest
 Other - net                                  (144,376)    (852,562)   (351,034) (3,561,711)
 Net Cash Prov. from (Used in) Oper. Act.    1,462,355     (698,747)  1,137,400   1,732,408
CASH FLOW FROM INVESTING ACTIVITIES:
 Expenditures for invest. in energy proj.       (1,418)              (1,114,055) (1,201,834)
 Collections on notes and leases rec.           23,017
  Investments in subsidiaries
  Net Cash Provided from (Used in) Inv. Act.    21,599               (1,114,055) (1,201,834)
CASH FLOW FROM FINANCING ACTIVITIES:
 Redemption:
       Long-term debt
       Premium on reac. & fin. exp.
       Dividends declared
    Capital contribution - EUA
    Partner's contribution(withdrawal)      (1,353,557)     735,918      54,430  (1,406,116)
   Net increase (decrease) in st debt                                   281,599  (3,277,677)
   Net Cash Prov. from (Used in) Fin. Act.  (1,353,557)     735,918     336,029  (4,683,793)
NET (DECREASE) INCREASE IN CASH                130,397       37,171     359,375  (4,153,219)
Cash and temp. cash invest. at beg. of yr.   1,114,874      118,932      85,595     413,401
Cash and temp. cash invest. at end of yr.   $1,245,271     $156,103    $444,970 ($3,739,818)
Cash paid during the year for:
    Interest (net of amounts capitalized)
    Income Taxes
Conversion of invest. in energy savings
       proj. to notes and leases rec.                                  $432,218    ($26,599)
( ) Denotes contra


   Business Line                       Project Equipment
                                         in Service               Revenues
                                         as of 9/30/97           as of 9/30/97

   Demand Side Mgmt./Energy Mgmt. Svcs    $75,936,094            $34,918,050

   Manufacturing and Fabrication                                   8,728,675

   Consulting                                                      2,372,653

   TOTAL                                  $75,936,094            $46,019,378


   Geographic Location                 Project Equipment
                                         in Service                 Revenues
                                        as of 9/30/97            as of 9/30/97

   New England / New York Region        $52,784,898             $30,312,704

   United States excluding New England   23,151,198              13,706,484
   and New York

   Canada                                                         2,000,190

   All areas of the world excluding
   U.S. and Canada

   TOTAL                                $75,936,096             $46,019,378